Exhibit 21.1

List of Subsidiaries of Jefferson Capital, Inc.

Legal Name	Jurisdiction of Incorporation

JCAP Topco, LLC	Delaware
Jefferson Capital Holdings, LLC	Delaware
JCAP Intermediate, LLC	Delaware
CL Holdings, LLC	Georgia
Jefferson Capital Systems, LLC	Georgia
CFG Canada Funding, LLC	Delaware
Canaccede U.S. Holdings, LLC	Delaware